February 7, 2019

James Jiayuan Tong
Chief Executive Officer
Bison Capital Acquisition Corp.
609-610 21st Century Tower
No. 40 Liangmaqiao Road
Chaoyang District, Beijing 100016 China

       Re: Bison Capital Acquisition Corp.
           Registration Statement on Form S-4
           Filed January 4, 2019
           File No. 333-229127

Dear Mr. Tong:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2018 letter on your preliminary proxy statement on Schedule 14A, filed on November 2, 2018.

Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
Xynomic's Business, page 22

1. We note from your disclosure that you have not yet started the Phase 2 trial for XP-105.
       Please revise the table to shorten the applicable arrow. For each of your planned clinical trials that will be in Phase 1/2, please revise the arrow to reflect that you have not completed Phase 1 trials. In addition, for your planned clinical trials that will start as
       Phase 2, please revise the arrow to indicate that you have completed Phase 1 trials but have not started Phase 2.
 James Jiayuan Tong
FirstName LastNameJames Jiayuan Tong
Bison Capital Acquisition Corp.
Comapany NameBison Capital Acquisition Corp.
February 7, 2019
February 7, 2019 Page 2
Page 2
FirstName LastName
Risk Factors, page 28

2. Please expand your discussion in the Prospectus Summary to include a summary of your material risks.
Our Proposed Amended and Restated Charter provides for an exclusive forum. . ., page 47

3. We note your response to prior comment 7. Please disclose whether your exclusive forum provision applies to actions arising under the Securities Act. In that regard, we note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the
         Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder.
         If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Unaudited Pro Forma Condensed Combined Financial Information , page 85

4. Please revise footnote (3) to the pro forma balance sheet to set forth the information necessary to determine how the adjustment to reflect maximum redemptions was calculated and how that adjustment reflects the $2,499,999 that would be transferred to permanent equity should the redemptions occur.
Background of the Business Combination, page 109

5. We note your revised disclosure in response to our prior comment 17, and in particular management's consideration of Venture's initial report on the fair value of Xynomic.
         Please note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, as well as the consent of the outside party, must be filed as exhibits to the Form
         S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe that Items 4(b) and 21(c) apply.
The Domestication Proposal
Material U.S. Federal Income Tax Consequences of the Domestication, page 135

6. We note that you will file a tax opinion in a future amendment. However, we note statements throughout stating that it is intended that the transaction will constitute a tax-
         free reorganization within the meaning of Section 368(a)(1)(F) of the Code. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that it is intended that, or
 James Jiayuan Tong
FirstName LastNameJames Jiayuan Tong
Bison Capital Acquisition Corp.
Comapany NameBison Capital Acquisition Corp.
February 7, 2019
February 7, 2019 Page 3
Page 3
FirstName LastName
         generally, certain material tax consequences will apply. Refer to
Section III of Staff Legal
         Bulletin No. 19 for guidance. To the extent you will file a short-form opinion and counsel's opinion will be under "U.S. Federal Income Tax Consequences to U.S.
         Holders" in the prospectus, please revise your disclosure to provide a firm conclusion in this section regarding the material federal income tax consequences to investors, clearly state that the conclusion is the opinion of counsel, and remove any statement that assumes the material tax consequences at issue (e.g., "[i]f the Domestication qualifies as an F
         Reorganization"). Please also remove the statement that this section is for informational purposes only.
Information about Xynomic
Abexinostat, page 173

7. We refer to your revised disclosure in response to prior comment 24, which states the occurrence of various adverse events. Please revise to specifically disclose all serious adverse events that occurred in the various prior trials (and not just the most frequent), whether or not treatment related. Also, as previously noted, please define or otherwise explain each of the terms "complete response," "durable response" or "duration of response," "partial response," "progression-free survival," "overall survival" (and noting differences in how the terms are defined if such terms differed among the trials). We also continue to note that you have included references to various medical journals in your discussion of trial results for abexinostat. As previously noted, referring investors to sources outside of your filing for material information is not sufficient to meet your disclosure obligation. Please revise to ensure all material information is included in your filing.
8.       We note your revised disclosures in response to prior comments 26 and
27. However, we
         continue to note references to signs of efficacy in your discussions of abexinostat and with respect to XP-105. Please revise any statements that suggest your product candidates are effective.
9. We refer to your revised disclosure on page 177 in response to prior comment 28. Please further revise to clarify which of your partners are supplying the drugs in combination trials for free and which partners are supplying them at wholesale prices. In addition, to the extent that your partners are providing these drugs as part of a collaboration or other type of material agreement, please revise your disclosure to include the material terms of such agreements and file such agreements as exhibits.
Intellectual Property, page 186

10. Please file the license agreements described in this section as material agreement exhibits or tell us why you believe you are not required to file the agreements.
 James Jiayuan Tong
Bison Capital Acquisition Corp.
February 7, 2019
Page 4
Executive and Director Compensation of Xynomic, page 227

11. Please revise to provide additional disclosure regarding executive compensation awarded in fiscal year 2018.
Xynomic Related Person Transactions, page 246

12. Please file a copy of the Bridge Loan Agreement with Yinglin Mark Xu as an exhibit to the registration statement or tell us why you believe you are not required to file the agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Paul Cline at 202-551-3851 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameJames Jiayuan Tong
                                                           Division of
Corporation Finance
Comapany NameBison Capital Acquisition Corp.
                                                           Office of Healthcare
& Insurance
February 7, 2019 Page 4
cc:       Arila Zhou
FirstName LastName